United States securities and exchange commission logo





                             November 18, 2021

       Lei Huang
       Co-Chief Executive Officer
       TradeUP Global Corporation
       437 Madison Avenue, 27th Floor
       New York, New York 10022

                                                        Re: TradeUP Global
Corporation
                                                            Registration
Statement on Form F-4
                                                            Filed October 22,
2021
                                                            File No. 333-260418

       Dear Mr. Huang:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4 filed October 22, 2021

       Cover Page

   1. We note that the target company has significant operations in China. Please disclose this prominently on the
prospectus cover page. Your disclosure also should describe the legal and operational risks
associated with acquiring a company that does business in China.
                                                        Your disclosure should
make clear whether these risks could result in a material change in your or the target
company   s post-combination operations and/or the value of your
                                                        common stock or could
significantly limit or completely hinder your ability to offer or continue to offer
securities to investors and cause the value of such securities to significantly decline
or be worthless. Your disclosure should address how recent
                                                        statements and
regulatory actions by China   s government, such as those related to data
                                                        security or
anti-monopoly concerns, has or may impact the company   s ability to conduct
 Lei Huang
FirstName LastNameLei  Huang
TradeUP Global  Corporation
Comapany 18,
November  NameTradeUP
              2021       Global Corporation
November
Page 2    18, 2021 Page 2
FirstName LastName
         its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
2. We note your disclosure on page 213 that "as a Cayman exempted and offshore holding company, SAI is permitted under PRC laws and regulations to provide funding to its wholly foreign-owned subsidiary in China only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital
         contributions and loans. In addition, SAI   s wholly foreign-owned
subsidiary in China may
         provide Renminbi funding to its consolidated VIE only through entrusted loans." Please expand your disclosure on the prospectus cover page to provide a description of how cash is transferred through the target company's organization and state whether any transfers, dividends, or distributions have been made to date. Similarly, please expand your disclosure in the prospectus summary to provide a clear description of how cash is transferred through the target company's organization. Quantify any cash flows and transfers of other assets by type that have occurred between the target company and its subsidiaries, and the direction of the transfer. Quantify any dividends or distributions that a subsidiary has made to the target company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S.
         investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and the target company's ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on the target company's ability to distribute earnings from its businesses to the parent company and
         U.S. investors.
Questions and Answers
Did the TradeUP Board or a committee thereof obtain a third-party valuation or fairness opinion in determining whether or not to proceed..., page 11

3. Revise to caution shareholders that the Duff & Phelps fairness opinion opines on the fairness of the transaction to TradeUP, as opposed to only those shareholders unaffiliated with the sponsor or its affiliates.
Summary, page 20

4. In your summary of risk factors, highlight the risks that acquiring a company with substantial operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas
 Lei Huang
TradeUP Global Corporation
November 18, 2021
Page 3
         and/or foreign investment in companies with substantial operations in China, which could result in a material change in your operations and/or the value of your common stock.
         Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over foreign investment in companies with substantial operations in
         China could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
5. Disclose each permission that SAI is required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether SAI or its subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
6. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.
7. Please disclose whether SAI is required to obtain any approvals to offer securities to foreign investors, whether it received such approvals and the consequences to you and your investors if SAI does not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and SAI is required to obtain approval in the future.
Impact of the Business Combination on New SAI's Public Float, page 30

8. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business
         Combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders and warrants retained by redeeming shareholders, at each redemption level, including any needed assumptions.
Reasons for the TradeUP Board Approval of the Business Combination
Valuation supported by financial analysis and due diligence, page 33

9.     Revise to specify the due diligence that TradeUP management, the TradeUP
Board,
       financial advisor and legal counsel conducted in connection with the valuation analysis.
FirstName LastNameLei Huang
10. Prominently disclose that the parties considered the proposed transaction a related party
Comapany    NameTradeUP
       transaction, and thatGlobal Corporation
                             the Audit Committee decided to obtain the fairness
opinion because
       of these
November        related
            18, 2021    party
                      Page 3 implications.
FirstName LastName
 Lei Huang
FirstName LastNameLei  Huang
TradeUP Global  Corporation
Comapany 18,
November  NameTradeUP
              2021       Global Corporation
November
Page 4    18, 2021 Page 4
FirstName LastName
Risk Factors, page 45

11.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         the target company's business, please revise to separately highlight the risk that the
         Chinese government may intervene or influence your target company's operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
12. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your target company's business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
13. We note from the audit opinion that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your target company's auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding
         Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.
14. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.
Risks Related to SAI's Business, Industry and Operations
Our business is dependent on a small number..., page 48

15. You disclose on page 48 that SAI depends on a small number of digital asset mining equipment suppliers such as Bitmain Technologies, Ltd. Please disclose the material terms of SAI's agreement with this supplier as well as any other suppliers SAI is dependent upon. Also, file any contracts with the supplier as exhibits or tell us why this is not required.
 Lei Huang
FirstName LastNameLei  Huang
TradeUP Global  Corporation
Comapany 18,
November  NameTradeUP
              2021       Global Corporation
November
Page 5    18, 2021 Page 5
FirstName LastName
Risks Related to TradeUP and the Business Combination, page 82

16. Please highlight the risk that the Sponsor will benefit from the completion of a Business
         Combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
17. Disclose the material risks to unaffiliated investors presented by taking the target company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
Proposal 1 - The Business Combination Proposal
Certain Unaudited Projected Financial Information of SAI, page 131

18. We note you have provided more than three years of financial projections. Given your limited operating history, please explain how it is reasonable to project this information out through 2026.
19. We note that the projections are based on numerous variables and assumptions, including economic, market and operational assumptions, and that certain assumptions are derived from what SAI's management "then believed to be potentially achievable." Describe what is meant by "potentially achievable" and whether SAI's management opined on the likelihood of certain of these assumptions coming to fruition. Additionally, disclose any specific assumptions about growth rates that were used to prepare the projections.
20. Provide us with the legal basis for the disclaimer on page 132 of "any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date the projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error." Refer generally to Item 10(b)(3)(iii) of Regulation S-K.
U.S. Federal Income Tax Considerations, page 144

21. We note your disclosure that there should be no material U.S. federal income tax consequences to U.S. Holders of New SAI Class A ordinary shares and warrants as a result of the Business Combination. Please file a tax opinion as an exhibit to the filing in
         support of this conclusion. If you cannot give a    will    opinion,
please discuss the facts or
         circumstances resulting in this uncertainty, the degree of uncertainty, and add appropriate risk factor disclosure addressing the risk to investors regarding uncertain tax treatment.
         For guidance, see Section III.C.4 of Staff Legal Bulletin No. 19. Unaudited Pro Forma Condensed Combined Financial Information
Accounting for the Business Combination, page 163

22. Refer to the table on page 164. With a view towards clarifying disclosure, please tell us how you calculated the number of TradeUP shares issued in merger to SAI Shareholders.
 Lei Huang
TradeUP Global Corporation
November 18, 2021
Page 6
Unaudited Pro Forma Condensed Combined Balance Sheet As of June 30, 2021, page
165

23. In light of the timing differences between the transactions, please include a separate column to depict the de-consolidation of Beijing SAI and the subsequent transfer of its assets and liabilities to your Company, with related explanatory footnotes. Refer to
         Article 11-01(a)(4) of Regulation S-X.
Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 170

24. Please include a footnote regarding a revised estimate of your effective income tax rate based on your tax jurisdictions overseas following your migration.
25. Refer to the CEO and CFO Employment Agreements entered into concurrent with your business combination agreement (page 28). Please tell how you considered giving pro forma effect to the cost of these agreements.
26. Please tell us how you considered giving pro forma effect to the following transactions:
             the issuance of 9,864,312 Series Pre-A Preferred Shares;
             the acquisition of Nanjing Suan Neng Wu Xian Ltd. (   Nanjing
SuanNeng   ); and
             the grant of fully vested 8,979,600 restricted Class A Ordinary Shares to Make World
             Better Limited.
Permitted Purchases of our Securities, page 173

27. The disclosure indicates that the Sponsor, directors, officers, or any of their affiliates may purchase Class A ordinary shares in privately negotiated transactions or in the open market prior to completion of the Business Combination. Explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange
Act.
SAI's Business
Business Overview, page 185

28. We note the discussion of SAI's participation in global carbon neutrality focused organizations on page 195. Disclose whether these activities carry any legal significance or constitute binding commitments.
29. With respect to any claims throughout your registration statement and in your Forms 425 regarding your ESG initiatives or commitment to carbon neutrality, please revise to disclose the factual basis for such claims or remove them from your prospectus. You should also provide more detail as to the current status or attainability of each such claim.
       Examples include:
FirstName
           LastNameLei
            "SAI is an ESGHuang
                             champion of the industry."
Comapany    NameTradeUP
           SAI's              Global
                  "commitment       Corporation
                                 to pay carbon tax for non-clean bitcoins."
              "SAI...is committed
November 18, 2021 Page 6         to long-term  carbon neutrality."
FirstName LastName
 Lei Huang
FirstName LastNameLei  Huang
TradeUP Global  Corporation
Comapany 18,
November  NameTradeUP
              2021       Global Corporation
November
Page 7    18, 2021 Page 7
FirstName LastName
30.      We note your references to SAI   s operating statistics collected from
the pilot sites, "which
         SAI believes proves that SAI   s heating cabinet can functionally
replace many traditional
         heating boilers that burn coal and natural gas, and most electric heating boilers in the market." Please disclose or provide a summary of the operating data from the pilot programs and explain how the data was collected.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 212

31. As indicated on page 214, SAI estimates that its capital expenditures will increase moderately in the following two or three years to support the expected growth of its business. If reasonably estimable, please disclose your estimated capital expenditures in the following two to three years in connection with your migration overseas and the build-
         out of new data centers for hosting and self-mining.
SAI Tech Limited
Consolidated Statements of Operations and Comprehensive (Loss)/ Income, page
F-32

32. Separately disclose on the face of the consolidated Statements of Operations the cost of tangible goods sold and cost of services pursuant to Rule 5-03.2 of Regulation S-X.
         Further comply with this comment in your presentation of unaudited condensed consolidated Statements of Operations on page F-62.
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
p) Segment Reporting, page F-46

33. Please disclose hereunder or in a separate segment note such information required pursuant to ASC 280-10-50-41.
8. Redeemable Preferred Shares, page F-72

34. Please state in this note the number of authorized redeemable preferred shares and changes in the number of shares for each issue for each period presented. Refer to Rule 5-
         02-27(b) and (c) of Regulation S-X.
35.      Please make clear how your (warrant) commitment agreement to issue
9,864,312
         Series Pre-A Preferred Shares to three shareholders holding a total 7.99% equity interest of Beijing Sai was given effect in the financial statements. We note your statement on page F-65 that the underlying shares "should be included in the mezzanine shares outstanding as of June 30, 2021."
 Lei Huang
FirstName LastNameLei  Huang
TradeUP Global  Corporation
Comapany 18,
November  NameTradeUP
              2021       Global Corporation
November
Page 8    18, 2021 Page 8
FirstName LastName
SAITECH Limited
Notes to Unaudited Condensed Combined Consolidated Financial Statements
15. Subsequent Events, page F-76

36. Please disclose the terms of your acquisition of Nanjing Suan Neng Wu Xian Ltd.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at (202) 551-8816 or Joshua Shainess, Legal Branch Chief, at
(202) 551-7951
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:      David C. Buck